SO
03/03/03

UF 2-28-03

03002457

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-29897 |

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH, D.C. 181

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Manchester Road, Suite 204
(No. and Street)

| Manchester | Missouri | 63011 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles S. Nemec — (636) 527-8973 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name — *if individual, state last, first, middle name*)

| 14615 Manchester Road, Suite 203 | Manchester | Missouri | 63011 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

# OATH OR AFFIRMATION

I, Charles S. Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles S. Nemec
Signature

Pres.
Title

Jo Ann Biggs
Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. AUG. 25,2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WALL STREET CAPITAL CORPORATION

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

# WALL STREET CAPITAL CORPORATION

## TABLE OF CONTENTS


Independent Auditor's Report

| Comparative Financial Statements: | EXHIBIT |
|---|---|
| Comparative Statements of Financial Condition | A |
| Comparative Statements of Income and Retained Earnings | B |
| Comparative Statements of Changes in Stockholder's Equity | C |
| Comparative Statements of Cash Flows | D |
| Notes to Comparative Financial Statements | E |

| Supplementary Information: | SCHEDULE |
|---|---|
| Schedule I - Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission | I |
| Schedule II - Reconciliation Of The Computation Of Net Capital Under Rule 15c3-1 And The Most Recently Filed Part II (unaudited) FOCUS Report | II |
| Schedule III - Information Relating To Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission | III |

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5.

# GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS


## *INDEPENDENT AUDITOR'S REPORT*

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

We have audited the accompanying statements of financial condition of Wall Street Capital Corporation (a Missouri Corporation), as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with United States of America generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gill, Gruettemeyer & Co., LLC

St. Louis, Missouri
February 24, 2003


TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

EXHIBIT A

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 AND 2001

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 7,089 | $ 7,218 |
| Commissions receivable | -- | -- |
| Furniture and equipment at cost; $6,200 in 2001 and in 2000 Less: Accumulated depreciation of $5,427 and $5,405 respectfully (Note 1) | 773 | 795 |
| **TOTAL ASSETS** | **$ 7,862** | **$ 8,013** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expense | $ 928 | $ -- |
| Income tax payable (Note 2) | -- | -- |
| **Total Liabilities** | 928 | -- |
| **Stockholder's Equity:** | | |
| Common stock, par value $1.00, authorized 255,000 shares, issued and outstanding 1,000 shares | 1,000 | 1,000 |
| Additional paid-in capital | 2,468 | 2,468 |
| Retained earnings | 3,466 | 4,545 |
| **Total Stockholder's Equity** | **6,934** | **8,013** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 7,862** | **$ 8,013** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

EXHIBIT B

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **REVENUES:** | | |
| Commissions | $ 57,511 | $ 74,337 |
| Interest Income | 63 | 414 |
| **TOTAL REVENUES** | **$ 57,574** | **$ 74,751** |
| **EXPENSES:** | | |
| Salaries | 12,800 | 5,730 |
| Commissions - re-allowed | 16,028 | 40,471 |
| Advertising and promotion | 3,836 | 5,064 |
| Depreciation | 22 | 22 |
| Insurance | 4,355 | 2,529 |
| Office expense | 6,696 | 7,085 |
| Professional fees | 2,570 | 3,116 |
| Regulatory fees | 600 | 750 |
| Rent - office and equipment | 4,200 | 3,850 |
| Taxes | 1,843 | 1,021 |
| Telephone | 3,174 | 4,302 |
| Travel | 2,529 | 1,157 |
| **TOTAL EXPENSES** | **58,653** | **75,097** |
| INCOME (LOSS) BEFORE INCOME TAXES | (1,079) | (346) |
| INCOME TAX (Note 4) | -- | -- |
| **NET INCOME (LOSS)** | **(1,079)** | **(346)** |
| **RETAINED EARNINGS, AT DECEMBER 31, 2001** | **4,545** | **4,891** |
| **RETAINED EARNINGS, AT DECEMBER 31, 2002** | **$ 3,466** | **$ 4,545** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

EXHIBIT C

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | Common Stock | Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balance, December 31, 1999** | **$ 1,000** | **$ 2,468** | **$ 4,005** | **$ 7,473** |
| Net Income | -- | -- | 886 | 886 |
| **Balance, December 31, 2000** | **$ 1,000** | **$ 2,468** | **$ 4,891** | **$ 8,359** |
| Net Income (Loss) | -- | -- | (346) | (346) |
| **Balance, December 31, 2001** | **$ 1,000** | **$ 2,468** | **$ 4,545** | **$ 8,013** |
| Net Income (Loss) | -- | -- | (1,079) | (1,079) |
| Balance, December 31, 2002 | 1,000 | 2,468 | 3,466 | 6,934 |

*The accompanying Notes to Financial Statements are an integral part of this statement*

EXHIBIT D

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **OPERATIONAL CASH FLOWS:** | | |
| Net Income (Loss) | $ (1,079) | $ (346) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | 22 | 22 |
| Changes in working capital asset and liability items: | | |
| Increase in accounts payable | 928 | -- |
| Decrease in accounts payable | -- | (291) |
| **NET CASH FROM (USED) BY OPERATING ACTIVITIES** | **(129)** | **(615)** |
| **CASH FLOWS FROM (USED) BY FINANCING ACTIVITIES** | -- | -- |
| **CASH FLOWS FROM (USED) BY INVESTING ACTIVITIES** | | |
| **NET (DECREASE) IN CASH** | **(129)** | **(615)** |
| **CASH BALANCE BEGINNING OF YEAR** | **7,218** | **7,833** |
| **CASH BALANCE END OF YEAR** | **$ 7,089** | **$ 7,218** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

**WALL STREET CAPITAL CORPORATION**

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wall Street Capital Corporation (the Company) was organized, on May 27, 1983, the date, the Certificate of Incorporation was issued by the Secretary of the State of Missouri. The Company commenced operations as a securities broker/dealer in July 1983 upon notification of approval from regulatory authorities.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting purposes.

Business Change

The Company includes results from investment advisory services provided to its customers. In years prior to December 31, 2000 only income and expense related to the sale of limited investment company shares (mutual funds) was reported.

Property and Equipment

All property and equipment are recorded at cost and depreciated over the recovery period allowed. The method is used for both financial reporting and tax purposes. Upon sale or retirement, the cost and the related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income.

Revenue Recognition

The Company records revenue from advisory service fees and the sale of limited investment company shares (mutual funds) in the month earned. Trailers are recorded when received.

Clearing Agreements

The Company (introducing broker) clears all of its customer transactions through AIG Spelman & Company, Inc. (a Sun America Company) New York Stock Exchange, on a fully disclosed basis. The clearing broker deducts a fixed clearing fee, for its services.

Comparative Data

Comparative data for the year ended December 31, 2001 has been restated to conform to current year presentation.

**WALL STREET CAPITAL CORPORATION**

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

## 2. INCOME TAX

The Company elected to be treated as an S Corporation for income tax reporting purposes effective July 1, 2000. Substantially all of the N.O.L. carry forward from prior years was used to offset income for the period ended June 30, 2000. Subsequent to June 30th the Company will be exempt from income taxes.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company has adjusted net capital of $ 6,161 and $7,218, which was $ 1,161 and $2,218 in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio at December 31, 2002 and 2001 was 0.15 to 1.00 and 0.00 to 1.00.

## 4. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

## SUPPLEMENTARY INFORMATION

Schedule I

## WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| **CAPITAL:** | | |
| Capital stock and paid in excess | $ | 3,468 |
| Retained earnings | | 3,466 |
| Total stockholder's equity qualified for net capital | | 6,934 |
| Deductions From Capital: | | |
| Leasehold improvements - net | | 773 |
| **ADJUSTED NET CAPITAL** | **$** | **6,161** |
| **AGGREGATE INDEBTEDNESS** | **$** | **928** |
| **AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL** | | **15.06%** |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Minimum dollar net capital | $ | 5,000 |
| Adjusted net capital | | 6,161 |
| **Excess of Net Capital Over Requirement** | **$** | **1,161** |
| Six and two-thirds percent (6 2/3%) of aggregate indebtedness | $ | 62 |
| Adjusted net capital | | 6,161 |
| **Excess of Net Capital at 1500%** | **$** | **6,099** |

## WALL STREET CAPITAL CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE MOST RECENTLY FILED PART II (UNAUDITED) FOCUS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| Net capital at December 31, 2002 | $ | 6,161 |
| Net capital shown on most recent unaudited part IIA filing | | 6,161 |
| **Difference - Increase** | **$** | **-** |

## WALL STREET CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through AIG Spelman & Company, Inc. (a Sun America Company), New York Stock Exchange, on a fully disclosed basis.

**GILL, GRUETTEMEYER & CO., LLC**
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

In planning and performing our audit of the financial statements of Wall Street Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safe guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because **the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.**

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in accordance with U.S.A. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system that we consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Wall Street Capital Corporation, for the year ended December 31, 2002 and this report does not affect our report on these financial statements dated February 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York and Midwest Stock Exchanges, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gill, Guttinger & Co., LLC.

St. Louis, Missouri
February 24, 2003